Exhibit 15.2

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, nº 1.240 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement 333-216976 on Form F-3 of our report dated April 29, 2016 relating to the consolidated financial statements of Banco Santander (Brasil) S.A. (which report expresses an unqualified opinion and includes an explanatory paragraph relating the supplementary information included in Appendix II to the notes under the caption Statement of Value Added), appearing elsewhere in this Annual Report on Form 20-F of Banco Santander (Brasil) S.A. for the year ended December 31, 2017.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

April 9, 2018

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2018 Deloitte Touche Tohmatsu. All rights reserved.